UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                     (Amendment No. 9 and Amendment No. 11)*


                          QUESTCOR PHARMACEUTICALS INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    232808105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Joseph J. Giunta, Esq.
--------------------------------------------------------------------------------
                    Skadden, Arps, Slate, Meagher & Flom LLP
                             300 South Grand Avenue
                              Los Angeles, CA 90071
                                 (213) 687-5000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 20, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-(1)(g), check the following box . [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

--------------------------------------------------------------------------------


CUSIP No. 232808105
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Claudio Cavazza
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Italy
--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER
    NUMBER OF              0
    SHARES            ----------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY EACH          14,255,553
    REPORTING         ----------------------------------
    PERSON WITH       9    SOLE DISPOSITIVE POWER
                           1,756,781
                      ----------------------------------
                      10   SHARED DISPOSITIVE POWER
                           4,701,445

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           14,255,553

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     20.78%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

                                       IN

                                  SCHEDULE 13D

--------------------------------------------------------------------------------


CUSIP No. 232808105
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Paolo Cavazza
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Italy
--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER
    NUMBER OF              0
    SHARES            ----------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY EACH          14,255,553
    REPORTING         ----------------------------------
    PERSON WITH       9    SOLE DISPOSITIVE POWER
                           2,446,782
                      ----------------------------------
                      10   SHARED DISPOSITIVE POWER
                           5,350,545

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           14,255,553

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     20.78%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

                                       IN

                                  SCHEDULE 13D

--------------------------------------------------------------------------------


CUSIP No. 232808105
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Sigma-Tau Finanziaria SpA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Italy
--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER
    NUMBER OF              0
    SHARES            ----------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY EACH          14,255,553
    REPORTING         ----------------------------------
    PERSON WITH       9    SOLE DISPOSITIVE POWER
                           0
                      ----------------------------------
                      10   SHARED DISPOSITIVE POWER
                           0

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           14,255,553

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     20.78%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

                                       CO

                                  SCHEDULE 13D

--------------------------------------------------------------------------------


CUSIP No. 232808105
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Sigma-Tau International S.A.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                   Luxembourg
--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER
    NUMBER OF              0
    SHARES            ----------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY EACH          14,255,553
    REPORTING         ----------------------------------
    PERSON WITH       9    SOLE DISPOSITIVE POWER
                           0
                      ----------------------------------
                      10   SHARED DISPOSITIVE POWER
                           0

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           14,255,553

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     20.78%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

                                       CO

                                  SCHEDULE 13D

--------------------------------------------------------------------------------


CUSIP No. 232808105
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Defiante Farmaceutica L.D.A.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Portugal
--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER
    NUMBER OF              0
    SHARES            ----------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY EACH          14,255,553
    REPORTING         ----------------------------------
    PERSON WITH       9    SOLE DISPOSITIVE POWER
                           0
                      ----------------------------------
                      10   SHARED DISPOSITIVE POWER
                           0

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           14,255,553

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     20.78%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

                                       CO

                                  SCHEDULE 13D

--------------------------------------------------------------------------------


CUSIP No. 232808105
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Aptafin S.p.A.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS


--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Italy
--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER
    NUMBER OF              0
    SHARES            ----------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY EACH          14,255,553
    REPORTING         ----------------------------------
    PERSON WITH       9    SOLE DISPOSITIVE POWER
                           0
                      ----------------------------------
                      10   SHARED DISPOSITIVE POWER
                           5,350,545

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           14,255,553

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     20.78%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

                                       CO

                                  SCHEDULE 13D

--------------------------------------------------------------------------------


CUSIP No. 232808105
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Portugal
--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER
    NUMBER OF              0
    SHARES            ----------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY EACH          14,255,553
    REPORTING         ----------------------------------
    PERSON WITH       9    SOLE DISPOSITIVE POWER
                           0
                      ----------------------------------
                      10   SHARED DISPOSITIVE POWER
                           4,801,445

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           14,255,553

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     20.78%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

                                       CO

                                  SCHEDULE 13D

--------------------------------------------------------------------------------


CUSIP No. 232808105
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

    Inverlochy Consultadoria & Servicos L.D.A.
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [x]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
3   SEC USE ONLY


--------------------------------------------------------------------------------
4   SOURCE OF FUNDS

                                       WC
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)


--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Portugal
--------------------------------------------------------------------------------

                      7    SOLE VOTING POWER
    NUMBER OF              0
    SHARES            ----------------------------------
    BENEFICIALLY      8    SHARED VOTING POWER
    OWNED BY EACH          14,255,553
    REPORTING         ----------------------------------
    PERSON WITH       9    SOLE DISPOSITIVE POWER
                           0
                      ----------------------------------
                      10   SHARED DISPOSITIVE POWER
                           4,701,445

--------------------------------------------------------------------------------

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                           14,255,553

--------------------------------------------------------------------------------

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES                                                        [ ]

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                     20.78%
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON

                                       CO

                               Amendment No. 9 and
                               Amendment No. 11 to
                            Statement on Schedule 13D

         This Amendment No. 9 (the "Amendment No. 9") amends the Statement on
Schedule 13D filed with the Securities and Exchange Commission ("SEC") on March 25, 2002 (the "Sigma/Defiante Schedule 13D"), as amended, relating to shares of the common stock, no par value (the "Common Stock"), of Questcor Pharmaceuticals Inc., a California corporation ("Questcor"). This Amendment No. 11 (the "Amendment No. 11" and, together with the Amendment No. 9, this "Statement") amends the Statement on Schedule 13D, filed with the SEC on August 7, 2001 (the "Cavazza/Sigma Schedule 13D" and, together with the Sigma/Defiante Schedule 13D, the "Schedule 13Ds"), as amended, relating to the shares of Common Stock. Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), this Amendment No. 9 is being filed on behalf of Sigma-Tau Finanziaria SpA, an Italian corporation ("Sigma Tau") and Defiante Farmaceutica L.D.A., a Portuguese corporation ("Defiante") (formerly known as Defiante Farmaceutica Unipessoal L.D.A.), and this Amendment No. 11 is being filed on behalf of Sigma-Tau International S.A., a Luxembourg corporation ("Sigma Tau International") (formerly known as Sigma-Tau Finance Holding S.A.), Aptafin S.p.A., an Italian corporation ("Aptafin"), Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA, a Portuguese corporation ("Chaumiere"), Inverlochy Consultadoria & Servicos L.D.A., a Portuguese corporation ("Inverlochy"), Mr. Claudio Cavazza ("Mr. C. Cavazza") and Mr. Paolo Cavazza ("Mr. P. Cavazza" and, together with Mr. C. Cavazza, Sigma Tau International, Aptafin, Chaumiere, Inverlochy, Defiante and Sigma Tau, the "Reporting Persons").


Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

         Item 3 of the Schedule 13Ds are hereby amended to add the following:

         On December 20, 2006, Chaumiere used its working capital to purchase 379,747 shares of Common Stock from Defiante at a purchase price of $1.50 per share, and 4,321,698 shares of Common Stock from Sigma Tau International at a purchase price of $1.50 per share.

         Also on December 20, 2006, Inverlochy used its working capital to purchase 379,746 shares of Common Stock from Defiante at a purchase price of $1.50 per share, and 4,321,699 shares of Common Stock from Sigma Tau International at a purchase price of $1.50 per share.


Item 5.  Interest in Securities of Questcor.
         -----------------------------------

         Item 5 of the Schedule 13Ds are hereby amended as follows:

         The Reporting Persons, because they may be considered a "group" for purposes of Section 13(d)(3) of the Act (the "Group"), may be deemed solely for purposes of U.S. securities laws to beneficially own (i) the 1,756,781 shares of Common Stock directly owned by Mr. C. Cavazza, (ii) the 2,446,782 shares of Common Stock directly owned by Mr. P. Cavazza, (iii) the 549,100 shares of Common Stock directly owned by Aptafin, (iv) the 4,801,445 shares of Common Stock directly owned by Chaumiere, and (v) the 4,701,445 shares of Common Stock directly owned by Inverlochy. This represents beneficial ownership of an aggregate of 14,255,553 shares of Common Stock. References to beneficial ownership are made herein solely with respect to U.S. securities laws and are not intended to refer or apply in any respect to any other issue under any other U.S. law.

         (a) Percentage interest calculations for the Reporting Persons are based upon Questcor having 68,616,721 shares of Common Stock outstanding at the consummation of an offering of 11,400,000 shares of Common Stock (the "Offering"), as reported by the Issuer in the Issuer's Form 424B5 filed with the SEC on December 8, 2006.

               Mr. C. Cavazza
               --------------

               Pursuant to Rule 13d-3 of the Act, Mr. C. Cavazza may be deemed to be the beneficial owner of 14,255,553 shares of Common Stock, which constitutes approximately 20.78% of the Outstanding Shares.

               Mr. P. Cavazza
               --------------

               Pursuant to Rule 13d-3 of the Act, Mr. P. Cavazza may be deemed to be the beneficial owner of 14,255,553 shares of Common Stock, which constitutes approximately 20.78% of the Outstanding Shares.

               Sigma Tau International
               -----------------------

               Pursuant to Rule 13d-3 of the Act, Sigma Tau International may be deemed to be the beneficial owner of 14,255,553 shares of Common Stock, which constitutes approximately 20.78% of the Outstanding Shares.

               Sigma Tau
               ---------

               Pursuant to Rule 13d-3 of the Act, Sigma Tau may be deemed to be the beneficial owner of 14,255,553 shares of Common Stock, which constitutes approximately 20.78% of the Outstanding Shares.

               Defiante
               --------

               Pursuant to Rule 13d-3 of the Act, Defiante may be deemed to be the beneficial owner of 14,255,553 shares of Common Stock, which constitutes approximately 20.78% of the Outstanding Shares.

               Aptafin
               --------

               Pursuant to Rule 13d-3 of the Act, Aptafin may be deemed to be the beneficial owner of 14,255,553 shares of Common Stock, which constitutes approximately 20.78% of the Outstanding Shares.

               Chaumiere
               ---------

               Pursuant to Rule 13d-3 of the Act, Chaumiere may be deemed to be the beneficial owner of 14,255,553 shares of Common Stock, which constitutes approximately 20.78% of the Outstanding Shares.

               Inverlochy
               ----------

               Pursuant to Rule 13d-3 of the Act, Inverlochy may be deemed to be the beneficial owner of 14,255,553 shares of Common Stock, which constitutes approximately 20.78% of the Outstanding Shares.

               Except as set forth above, none of the Reporting Persons nor any of the persons listed on Schedule A beneficially owns any other shares of Common Stock.

         (b)   Mr. C. Cavazza
               --------------

               The number of shares of Common Stock as to which Mr. C. Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Mr. C. Cavazza shares the power to vote or direct the vote is 14,255,553. The number of shares of Common Stock as to which Mr. C. Cavazza has the sole power to dispose or direct the disposition is 1,756,781. The number of shares of Common Stock as to which Mr. C. Cavazza shares the power to dispose or direct the disposition is 4,701,445.

               Mr. P. Cavazza
               --------------

               The number of shares of Common Stock as to which Mr. P. Cavazza has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Mr. P. Cavazza shares the power to vote or direct the vote is 14,255,553. The number of shares of Common Stock as to which Mr. P. Cavazza has the sole power to dispose or direct the disposition is 2,446,782. The number of shares of Common Stock as to which Mr. P. Cavazza shares the power to dispose or direct the disposition is 5,350,545.

               Sigma Tau International
               -----------------------

               The number of shares of Common Stock as to which Sigma Tau International has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Sigma Tau International shares the power to vote or direct the vote is 14,255,553. The number of shares of Common Stock as to which Sigma Tau International has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Sigma Tau International shares the power to dispose or direct the disposition is zero.

               Sigma Tau
               ---------

               The number of shares of Common Stock as to which Sigma Tau has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to vote or direct the vote is 14,255,553. The number of shares of Common Stock as to which Sigma Tau has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Sigma Tau shares the power to dispose or direct the disposition is zero.

               Defiante
               --------

               The number of shares of Common Stock as to which Defiante has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Defiante shares the power to vote or direct the vote is 14,255,553. The number of shares of Common Stock as to which Defiante has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Defiante shares the power to dispose or direct the disposition is zero.

               Aptafin
               -------

               The number of shares of Common Stock as to which Aptafin has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Aptafin shares the power to vote or direct the vote is 14,255,553. The number of shares of Common Stock as to which Aptafin has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Aptafin shares the power to dispose or direct the disposition is 5,350,545.

               Chaumiere
               ---------

               The number of shares of Common Stock as to which Chaumiere has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Chaumiere shares the power to vote or direct the vote is 14,255,553. The number of shares of Common Stock as to which Chaumiere has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Chaumiere shares the power to dispose or direct the disposition is 4,801,445.

               Inverlochy
               ----------

               The number of shares of Common Stock as to which Inverlochy has the sole power to vote or direct the vote is zero. The number of shares of Common Stock as to which Inverlochy shares the power to vote or direct the vote is 14,255,553. The number of shares of Common Stock as to which Inverlochy has the sole power to dispose or direct the disposition is zero. The number of shares of Common Stock as to which Inverlochy shares the power to dispose or direct the disposition is 4,701,445.

         (c) On December 20, 2006, Chaumiere used its working capital to purchase 379,747 shares of Common Stock from Defiante at a purchase price of $1.50 per share, and 4,321,698 shares of Common Stock from Sigma Tau International at a purchase price of $1.50 per share.

         Also on December 20, 2006, Inverlochy used its working capital to purchase 379,746 shares of Common Stock from Defiante at a purchase price of $1.50 per share, and 4,321,699 shares of Common Stock from Sigma Tau International at a purchase price of $1.50 per share.


Item 7.        Material to be Filed as Exhibits.
-------

               Item 7 of the Schedule 13Ds are hereby amended to add the following:

               EXHIBIT 7 - Joint Filing Agreement dated December 21, 2006 by and between the Reporting Persons.

               EXHIBIT 8 - Power of Attorney dated December 21, 2006 by Inverlochy.

               EXHIBIT 9 - Power of Attorney dated April 15, 2005 by Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA (incorporated by reference to
Exhibit 2 to the Schedule 13Ds).

               EXHIBIT 10 - Power of Attorney dated April 8, 2003 by and between Claudio Cavazza, Paulo Cavazza, Sigma-Tau International S.A., Sigma-Tau Finanziaria SpA, Defiante Farmaceutica L.D.A. and Aptafin S.p.A. (incorporated by reference to Exhibit 1 of Form 4, filed with the SEC on May 9, 2003, relating to the shares of Common Stock).

Signatures
----------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Claudio Cavazza is true, complete and correct.

Dated:  December 21, 2006

                                     CLAUDIO CAVAZZA


                                     By:  /s/ MAURIZIO TERENZI
                                          -----------------------------
                                          Maurizio Terenzi, Attorney-in-fact
                                          for Claudio Cavazza



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Paolo Cavazza is true, complete and correct.

Dated:  December 21, 2006

                                     PAOLO CAVAZZA


                                     By:  /s/ MAURIZIO TERENZI
                                          -----------------------------
                                          Maurizio Terenzi, Attorney-in-fact
                                          for Paolo Cavazza



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau Finanziaria SpA is true, complete and correct.

Dated:  December 21, 2006

                                     SIGMA-TAU FINANZIARIA SPA


                                     By:  /s/ MAURIZIO TERENZI
                                          -----------------------------
                                          Maurizio Terenzi, Attorney-in-fact
                                          for Sigma-Tau Finanziari SpA


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Sigma-Tau International S.A. is true, complete and correct.

Dated:  December 21, 2006

                                     SIGMA-TAU INTERNATIONAL S.A.


                                     By:  /s/ MAURIZIO TERENZI
                                          -----------------------------
                                          Maurizio Terenzi, Attorney-in-fact
                                          for Sigma-Tau International S.A.

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Defiante Farmaceutica L.D.A. is true, complete and correct.

Dated:  December 21, 2006

                                     DEFIANTE FARMACEUTICA L.D.A.


                                     By:  /s/ MAURIZIO TERENZI
                                          -----------------------------
                                          Maurizio Terenzi, Attorney-in-fact
                                          for Defiante Farmaceutica L.D.A.


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Aptafin S.p.A. is true, complete and correct.

Dated:  December 21, 2006

                                     APTAFIN S.P.A.


                                     By:  /s/ MAURIZIO TERENZI
                                          -----------------------------
                                          Maurizio Terenzi, Attorney-in-fact
                                          for Aptafin S.p.A.


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA is true, complete and correct.

Dated:  December 21, 2006

                                     CHAUMIERE - CONSULTADORIA &
                                     SERVICOS SDC UNIPESSOAL LDA


                                     By:  /s/ MAURIZIO TERENZI
                                          -----------------------------
                                          Maurizio Terenzi, Attorney-in-fact
                                          for Chaumiere - Consultadoria &
                                          Servicos SDC Unipessoal LDA


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to Inverlochy Consultadoria & Servicos L.D.A. is true, complete and correct.

Dated:  December 21, 2006

                                     INVERLOCHY CONSULTADORIA &
                                     SERVICOS L.D.A.


                                     By:  /s/ MAURIZIO TERENZI
                                          -----------------------------
                                          Maurizio Terenzi, Attorney-in-fact
                                          for Inverlochy Consultadoria &
                                          Servicos L.D.A.

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

                                   Schedule A
                                   -----------

                        EXECUTIVE OFFICERS AND DIRECTORS
                        --------------------------------

                            Sigma Tau Finanziaria SpA
                            -------------------------


       NAME                     ADDRESS                 TITLE        CITIZENSHIP
       ----                     -------                 -----        -----------
   Claudio Cavazza       via Pontina Km. 30,400,      President        Italian
                          00040 Pomezia (Rome)
                                Italy

    Mario Artali            via Sudafrica,20,          Director        Italian
                            00144 Rome Italy-

  Antonio Nicolai           via Sudafrica,20,      Managing Director   Italian
                            00144 Rome Italy

Vittorio Ripa di Meana   piazza dei Caprettari,70,     Director        Italian
                            00186 Rome Italy-

    Mauro Bove              via Sudafrica,20,          Director        Italian
                            00144 Rome Italy

  Piero Belletti          Viale Shakespeare 47         Director        Italian
                            00144 Rome Italy

   Emilio Plate          via Pontina Km. 30,400      Vice President    Italian
                          00040 Pomezia (Rome)
                                Italy

 Maurizio Terenzi          via Sudafrica,20,           Director        Italian
                          00144 Rome Italy-

  Enrico Cavazza        Via Pontina Km. 30,400         Director        Italian
                            00040 Pomezia
                            (Rome) Italy

Marco Cerrina Feroni    Piazza Paolo Ferrari 10        Director        Italian
                          20121 Milano, Italy


                                   Schedule A
                                   -----------

                        EXECUTIVE OFFICERS AND DIRECTORS
                        --------------------------------

                          Sigma Tau International S.A.
                          ---------------------------

       NAME                     ADDRESS                 TITLE        CITIZENSHIP
       ----                     -------                 -----        -----------
   Mario Artali            via Sudafrica,20,          President        Italian
                           00144 Rome Italy

 Jean-Marc Leonard     Bd. Du Prince Henri 19-21       Director         French
                           L-1724 Luxembourg

 Luca Checchinato      Bd. Du Prince Henri 19-21       Director        Italian
                           L-1724 Luxembourg

  Antonio Nicolai          via Sudafrica,20,           Director        Italian
                           00144 Rome Italy

   Mauro Bove             via Sudafrica,20,            Director        Italian
                           00144 Rome Italy

 Gustave Stoffel     18 Avenue De La Porte Neuve       Director       Luxembourg
                          L-2227 Luxembourg

 Dominique Audia       Bd. Du Prince Henri 19-21       Director         French
                          L-1724 Luxembourg

                                   Schedule A
                                   -----------

                        EXECUTIVE OFFICERS AND DIRECTORS
                        --------------------------------

                          Defiante Farmaceutica L.D.A.
                          ----------------------------
          NAME                                      ADDRESS                                TITLE        CITIZENSHIP
          ----                                      -------                                -----        -----------
     Antonio Nicolai                           via Sudafrica,20,                          Director        Italian
                                               00144 Rome Italy

    Raffaele Sanguigni                 Via Pontina Km. 30.400-00040 Pomezia               Director        Italian
                                                      Italy

Paulo Alexandre da Mota Viegas      Rua dos Tanoeiros, 12(0) - 2(0) e 3(0) - Funchal -    Director       Portuguese
                                                 Madeira - Portugal 9000

Pedro Moreira da Cruz Quintas       Rua dos Ferreiros, 260 - Funchal - Madeira -          Director       Portuguese
                                                 Portugal 9000-082

Carla Emanuel Arruda Jardim         Rua dos Ferreiros, 260 - Funchal - Madeira -          Director       Portuguese
        Fernandes                                Portugal 9000-082

                                       19

                                  Schedule A
                                   -----------

                        EXECUTIVE OFFICERS AND DIRECTORS
                        --------------------------------

                                 Aptafin S.p.A.
                                 --------------

       NAME                     ADDRESS                 TITLE        CITIZENSHIP
       ----                     -------                 -----        -----------
   Cristina Cavazza       Viale Shakespeare, 47       President        Italian
                            00144 Rome Italy

   Piero Belletti         Viale Shakespeare, 47     Managing Director  Italian
                            00144 Rome Italy

  Antonio Nicolai           via Sudafrica,20,          Director        Italian
                            00144 Rome Italy-

  Emanuela Cavazza         Viale Shakespeare 47        Director        Italian
                            00144 Rome Italy-

                                  Schedule A
                                  -----------

                        EXECUTIVE OFFICERS AND DIRECTORS
                        --------------------------------

             Chaumiere - Consultadoria & Servicos SDC Unipessoal LDA
             -------------------------------------------------------

       NAME                     ADDRESS                 TITLE        CITIZENSHIP
       ----                     -------                 -----        -----------

  Roberto Carlos de         Avenida da Republica, 32, 4.(0)          Director              Portuguese
    Castro Abreu             Esquerdo, 1050-193 Lisboa,
                                      Portugal
Joao Jose de Freitas        Avenida da Republica, 32, 4.(0)          Director              Portuguese
      Rodrigues              Esquerdo, 1050-193 Lisboa,
                                      Portugal


                                       23

                                                                       EXHIBIT 7

                             JOINT FILING AGREEMENT

         The undersigned hereby agree that the statement on the Schedule 13D with respect to the Common Stock of Questcor Pharmaceuticals Inc. dated as of December 21, 2006 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.



Dated:  December 21, 2006           CLAUDIO CAVAZZA


                                          By: /s/ MAURIZIO TERENZI
                                              ---------------------------
                                              Maurizio Terenzi, Attorney-in-fact
                                              for Claudio Cavazza



Dated:  December 21, 2006           PAOLO CAVAZZA


                                          By: /s/ MAURIZIO TERENZI
                                              ---------------------------
                                              Maurizio Terenzi, Attorney-in-fact
                                              for Paolo Cavazza



Dated:  December 21, 2006           SIGMA TAU FINANZIARIA SPA


                                          By: /s/ MAURIZIO TERENZI
                                              ---------------------------
                                              Maurizio Terenzi, Attorney-in-fact
                                              for Sigma-Tau Finanziari SpA



Dated:  December 21, 2006           SIGMA TAU INTERNATIONAL S.A.


                                          By: /s/ MAURIZIO TERENZI
                                              ---------------------------
                                              Maurizio Terenzi, Attorney-in-fact
                                              for Sigma-Tau International S.A.



Dated:  December 21, 2006           DEFIANTE FARMACEUTICA L.D.A.


                                          By: /s/ MAURIZIO TERENZI
                                              ---------------------------
                                              Maurizio Terenzi, Attorney-in-fact
                                              for Defiante Farmaceutica L.D.A.

Dated:  December 21, 2006           APTAFIN S.P.A.


                                          By: /s/ MAURIZIO TERENZI
                                              ---------------------------
                                              Maurizio Terenzi, Attorney-in-fact
                                              for Aptafin S.p.A.


Dated:  December 21, 2006           CHAUMIERE - CONSULTADORIA & SERVICOS SDC
                                    UNIPESSOAL LDA


                                          By: /s/ MAURIZIO TERENZI
                                              ---------------------------
                                              Maurizio Terenzi, Attorney-in-fact
                                              for Chaumiere - Consultadoria &
                                              Servicos SDC Unipessoal LDA



Dated:  December 21, 2006           INVERLOCHY CONSULTADORIA & SERVICOS L.D.A.


                                          By: /s/ MAURIZIO TERENZI
                                              ---------------------------
                                              Maurizio Terenzi, Attorney-in-fact
                                              for Inverlochy Consultadoria &
                                              Servicos L.D.A.

                                                                       EXHIBIT 8


                                POWER OF ATTORNEY

         Each of the undersigned does hereby constitute and appoint each of Maurizio Terenzi and Antonio Nicolai, with full power of substitution, as the true and lawful attorney-in-fact and agent of the undersigned, and authorizes and designates each of the foregoing attorneys-in-fact to sign on behalf of the undersigned, and to file filings and any amendments thereto, with the Securities and Exchange Commission, made by or on behalf of the undersigned in respect of
(i) the beneficial ownership of equity securities of Questcor Pharmaceuticals Inc. held by the undersigned, directly, indirectly or beneficially, pursuant to Sections 13(d), 13(g) and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations thereunder and (ii) the disposition of equity securities of Questcor Pharmaceuticals Inc. held by the undersigned, directly, indirectly or beneficially, in accordance with Rule 144 of the Securities Act of 1933, as amended (the "Securities Act"), and the rules and regulations thereunder, including the filing of any Form 144 pursuant to the Securities Act. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming any of the undersigned's responsibilities to comply with Sections 13(d), 13(g) or 16 of the Exchange Act or Rule 144 of the Securities Act.

         This Power of Attorney shall remain in full force and effect until withdrawn by the undersigned in a signed writing delivered to each of the foregoing attorneys-in-fact.

         IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 21st day of December, 2006.


                   INVERLOCHY CONSULTADORIA & SERVICOS L.D.A.


By: /s/ Roberto Carlos Castro Abreu
    -----------------------------------
    Name:  Roberto Carlos Castro Abreu
    Title: Director